Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

May 19, 2016

VIA EDGAR AND HAND DELIVERY

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	1347 Capital Corp.

Registration Statement on Form S-4

Filed April 15, 2016

File No. 333-210772

Dear Ms. Long:

On behalf of our client, 1347 Capital Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 11, 2016, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on April 15, 2016 (“Form S-4”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-4 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amendment No. 1 marked to show changes from the Form S-4.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

May 19, 2016 Page 2

General

1.	Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Response: The financial statements and corresponding financial information throughout the proxy statement/prospectus/information statement have been updated to comply with Rule 3-12 of Regulation S-X.

2.	Please revise to provide disclosure regarding the dissenters’ rights of appraisal for Limbach security holders. See Items 18(a)(3) and 19(a)(3) of Form S-4.

Response: The disclosures on pages 10, 16, 57, 72 and 199 have been revised to include the dissenters’ rights of appraisal for Limbach security holders.

Letter to shareholders

3.	Please note that if you provide a letter to shareholders, this will serve as your prospectus cover page. Therefore, please revise the letter to conform to the requirements of Item 501(b) of Regulation S-K, and limit the letter to one page. You should include only the information that Item 501(b) requires, and any other information that is key to an investment decision. We note as well that much of the detailed information that you provide in the letter is repeated in the Summary and/or Q&A section.

Response: The Company has revised the letter to shareholders to conform it to the requirements of Item 501(b) of Regulation S-K and to limit it to one page.

4.	Please highlight the cross reference to the risk factor section by prominent type or in another manner and provide the page number in which the risk factor section appears. See Item 501(b)(5) of Regulation S-K.

Response: The Company has highlighted the cross reference to the risk factor section by prominent type and has included the page number in which the risk factor section appears.

Inside Front Cover of Prospectus

5.	On the inside front cover, please provide the information required Item 2(1) and (2) of Part I of Form S-4.

Response: The Company has provided the information required by Item 2(1) and (2) of Part I of Form S-4 on the inside front cover page of the prospectus.

May 19, 2016 Page 3

Summary of the Proxy Statement/Prospectus/Information Statement, page 3

6.	Please include your telephone number, the complete mailing address and telephone number of Limbach Holdings LLC. Please also include a summary of regulatory requirements and tax consequences in this section. Please see Items 3(a), (i) and (k) of Part I of Form S-4.

Response: The Company has provided the information required by Items 3(a), (i) and (k) of Part I of Form S-4.

Questions and Answers about the Business Combination . . . , page 13

7.	You currently repeat information in your Q&A and Summary sections. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please consider disclosing procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Response: In response to the Staff’s comment, the Company has substantially revised the disclosure in the sections entitled “Summary of the Proxy Statement/Prospectus/Information Statement” and “Questions and Answers about the Business Combination and Proposals for 1347 Capital Stockholders.”

Risk Factors, page 32

8.	We note that your second amended and restated certificate of incorporation includes the State of Delaware as an exclusive forum. Under a new risk factor, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

Response: The Company has added a risk factor on page 39 relating to the exclusive forum provision.

Limbach’s management and independent registered public accounting firm . . . . page 43

9.	Please expand this risk factor or add a new risk factor to discuss that after the business combination, the future assessments of the reporting company’s internal control over financial reporting and disclosure controls and procedures may not be effective, and the implications of this evaluation.

Response: The Company has revised the risk factor on page 36 to disclose such risk.

May 19, 2016 Page 4

Nasdaq may delist our securities from its exchange which could limit . . ., page 44

10.	We note your subsequent events disclosure on page F-13. Please update this disclosure to include information regarding the March 7, 2016 letter from Nasdaq including the condition that you will complete your business combination by July 7, 2016 and provide evidence by August 7, 2016 that the resulting entity has a minimum of 300 round lot shareholders.

Response: The Company has included on page 37 disclosure regarding the March 7, 2016 letter from Nasdaq.

Background of the Business Combination, page 65

11.	Please revise your disclosure throughout this section to include a materially complete description of the negotiations relating to material terms of the transaction, including the amount of the consideration in the transaction, the structure of the business combination, including the structure of the consideration to Limbach unitholders, the up to 400,000 shares of Class A Preferred stock you may be required to issue and sell to the sponsor, and the management and board membership following the business combination.

Response: The Company has revised the disclosure beginning on page 58 to include a materially complete description of the negotiations relating to the material terms of the Business Combination.

12.	Please describe the negotiations and the reasons for the debt financing condition to the merger, including what the proceeds will be used for, whether this financing is in addition to Limbach’s current credit agreements and whether you are in discussions with any entities to obtain such financing.

Response The Company has revised the disclosure on page 62 to include such descriptions.

13.	Please disclose whether the December 17, 2015 potential merger partner was Limbach or another company.

Response: The Company has disclosed on page 61 that the December 17, 2015 potential merger partner was Limbach.

14.	Please elaborate on the negotiation of employment agreements for Mr. Bacon, Mr. Jordan and Mr. Thorne to serve as Chief Executive Officer, Chief Financial Officer and Chief Operations Officer, respectively, of 1347 Capital after the business combination.

Response: The Company has revised the disclosure on page 62 to provide further detail regarding such negotiation.

May 19, 2016 Page 5

Accounting Treatment, page 77

15.	Please help us better understand your consideration of the fact that Limbach will be able to nominate four directors of the post-combination company versus only two directors by 1347 Capital as well as that the executive officers of Limbach will become the executive officers of the post-business combination company in determining that 1347 Capital will be the accounting acquirer pursuant to ASC 805.

Response: The Company respectfully submits that because ASC 805-10-25-5 states that the existence of a “controlling financial interest” is to be used to identify the accounting acquirer, together with ASC 810-10-15-8 which states that a majority voting interest generally constitutes a controlling financial interest, the Company is the accounting acquirer. Further, ASC 805-10-25-5 stipulates that the guidance contained in ASC 805-10-55-11 through 55-15 (the senior management and ability to elect governing body tests) are to be considered if the “controlling financial interest” standard does not yield a clear conclusion regarding the identity of the accounting acquirer. The Company respectfully submits that, while FdG will have the right to nominate four directors to the board of directors of the post-Business Combination company, the approval of such director nominees will ultimately require the affirmative vote of current stockholders of the Company who have the ultimate power to determine whether such nominees will be elected. Because FdG is only able to nominate directors but not determine their ultimate election, FdG and Limbach do not have the ability to elect or appoint a majority of the members of the governing body of the combined entity. The Company respectfully submits that because the current stockholders of the Company are expected to own a majority of the outstanding voting interests of the post-Business Combination company, the “controlling financial interest” standard establishes the accounting acquirer. In addition, although the executive officers of Limbach will become the executive officers of the post-Business Combination company, the board of directors of the Company has not and will not provide any special rights or powers to the executive officers of Limbach that would in any way conflict with or diminish the rights or powers of the board of directors of the post-Business Combination company.

The Merger Agreement, page 80

16.	Please incorporate the merger agreement by reference into the proxy statement/prospectus/information statement by means of a statement to that effect. Please see Item 4(c) of Part I.A. of Form S-4.

Response: The Company has incorporated the Merger Agreement by reference into the proxy statement/prospectus/information statement by means of a statement to that effect on page 73.

May 19, 2016 Page 6

Proposal No. 2 – Approval of the Second Amended and Restated Certificate of Incorporation, page 99

17.	A number of the provisions in your proposed amended and restated certificate of incorporation appear to materially and substantively impact various rights of shareholders. Please provide us with your analysis under Exchange Act Rule 14a-4(a)(3) as to why these proposals should not be unbundled and presented as separate matters upon which the shareholders may vote. For guidance, please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Exchange Act Rule 14a-4(a)(3).

Response: In response to the Staff’s comment, the Company has unbundled such proposals into ten separate matters upon which the Company’s stockholders may vote.

Limbach Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 146

18.	Please revise your disclosures to provide a more comprehensive explanation of the factors which led to material changes in each line item as well as quantify the impact of each factor when multiple factors contribute to material changes. For example, in your discussion of selling, general and administrative expenses, it appears that the net increase in these expenses was due to the hiring of additional staff and opening additional business locations, which was offset by cost control measures. Please separately quantify each of these significant factors and discuss the nature of the cost control measures taken. Please also disclose and correspondingly quantify what led to changes in revenue amounts from period to period. For example, you should explain if the changes were due to an increase in the volume of products or services sold, an increase in prices, or the introduction of new products and services. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response: The disclosures throughout “Limbach Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 140 have been revised to (i) provide a more comprehensive explanation of the factors which led to material changes in each line item as well as quantify the impact of each factor when multiple factors contributed to material changes and (ii) to disclose and correspondingly quantify what led to changes in revenue amounts from period to period.

May 19, 2016 Page 7

Seasonality, Cyclicality and Quarterly Trends, page 155

19.	Your disclosures on page 153 indicate that your 2014 results were below expectations due to the unusually harsh winter in northern regions. In this regard, please further advise or revise your disclosures as necessary to explain your basis for stating that weather historically has had mild impacts on your operations.

Response: The disclosure under “Seasonality, Cyclicality and Quarterly Trends” on page 149 has been revised to provide a more comprehensive and consistent explanation of the impact of severe weather on Limbach’s operations.

Reconciliation of Non-GAAP Financial Measures, page 155

20.	Please expand your disclosures to clarify why management fees and expense reimbursement would be characterized as non-recurring given it would appear that these would be incurred routinely. Please refer to Item 10(e)(ii)(B) of Regulation S-K.

Response: Footnote (1) to the table under “Reconciliation of Non-GAAP Financial Measures” on pages 149 and 150 has been revised to clarify that Limbach’s obligation to pay management fees will terminate upon consummation of the Business Combination.

Liquidity and Capital Resources, page 156

21.	You believe that your current cash and cash equivalents, cash to be received from existing and new customers, availability of borrowing under a bank provided line of credit, and proceeds of this offering will be sufficient to meet your working capital and capital expenditure requirements for at least the next twelve months. Please revise your disclosures as necessary to address the following:

•	It is not clear what offering is being referred to in these disclosures. Specifically we note that your pro forma cash and cash equivalents based on your disclosures on page 173 appears to decrease as a result of the proposed transactions; and
•	Please address the negative trend in your operating cash flows and management’s plans to reverse these trends. In this regard, we also note that the pro forma increase in interest expense would appear to eliminate the cash flows you generated from operating activities in 2015.

Response: The disclosure under “Liquidity and Capital Resources” on page 150 has been revised to address the Staff’s concerns, including the negative trend in Limbach’s operating cash flows and management’s plans to reverse these trends.

May 19, 2016 Page 8

Executive Officers and Directors of the Combined Company . . . , page 163

22.	Please describe Mr. Young’s business experience for the past five years. See Item 401(e) of Regulation S-K.

Response: Mr. Young’s biography on page 158 has been revised to describe his business experience for the past five years.

Management Services Agreement, page 171

23.	Please disclose whether any affiliate of FdG will continue to provide services to Limbach or the combined company after the merger. If so, please describe the nature of the advisory and consulting services to be performed under the agreement and file the agreement with your next amendment.

Response: The disclosure under “Management Services Agreement” on page 165 has been revised to make clear that the Management Services Agreement will terminate upon consummation of the Business Combination and Limbach will no longer be obligated to pay management fees following the closing.

Unaudited Pro Forma Condensed Combined Information, page 172

Note 1. Description of Transaction, page 174

24.	Please expand your disclosures to discuss the terms of the business combination in regards to when preferred stock will also be issued as part of the consideration. In regards to the proposed financing transactions, please tell us the current status of the transactions. Please also disclose the terms associated with the proposed financing transactions.

Response: The Company has revised the disclosure beginning on page 168 to discuss the terms of the Business Combination in regards to when preferred stock will also be issued as part of the consideration and to describe the status of and terms associated with the proposed financing transactions.

25.	We note that all options to purchase membership interests of Limbach then outstanding will be settled for a mixture of cash consideration, merger shares and merger warrants, if any. Please clarify how you have reflected the settlement of these options in your pro forma financial information including what consideration was given to providing supplemental information assuming different settlement alternatives as well as what consideration was given to reflect any continuing impact of newly issued merger shares and warrants in your pro forma income statement.

May 19, 2016 Page 9

Response: The Company has revised the disclosure beginning on page 169 to clarify the impact of such settlement in the Company’s pro forma financial information. Once the purchase price is paid, the outstanding options and membership interests of Limbach will be extinguished upon the Business Combination. The purchase price paid for such ownership interests has been reflected in the pro forma financial information pursuant to purchase accounting guidance in ASC 805 whereby the purchase price is assigned to various assets and liabilities at fair value, any identifiable intangible assets and any remaining excess to goodwill. The mix of purchase price payment to individual holders of options and membership interests of Limbach is based on their available elections. The total overall mix of aggregate consideration paid in the form of Cash Consideration, Merger Shares and Merger Warrants remains the same and is unaffected by such elections or settlements. As a result, the unaudited pro forma condensed combined financial information is not impacted by the different settlement alternatives described beginning on page 169 as available to individual holders of Limbach options and membership interests.

26.	The last sentence of Note 1 refers to all outstanding membership interest of Limbach then outstanding. It is not clear what remaining membership interests of Limbach are being referred to in this sentence. Please clarify in your disclosures.

Response: The Company has revised Note 1 to clarify which membership interests of Limbach are being referenced.

Note 3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 176

27.	Note 3m refers to the issuance of preferred shares to the sponsor or its affiliates as additional financing. Please disclose the terms of the preferred shares and how you determined the appropriate balance sheet classification pursuant to ASC 480. In a similar manner please disclose the terms of the merger warrants discussed in Note 3q and how you determined the appropriate balance sheet classification.

Response: The Company has revised Note 3m to describe the terms of the preferred shares and the determination of the appropriate balance sheet classification. Similarly, Note 3q has been revised to describe the terms of the merger warrants and the determination of the appropriate balance sheet classification.

Note 4. Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income Adjustments, page 178

28.	For adjustment 4a, you reflected interest expenses related to a revolving line of credit agreement in your determination of pro forma interest expense. This debt arrangement does not appear to be reflected on your pro forma balance sheet. Please advise.

Response: The Company has revised the pro forma balance sheet to reflect the balance of the revolving line of credit.

May 19, 2016 Page 10

29.	Please help us better understand how you arrived at the pro forma provision for income taxes amount. Specifically it appears that this amount represents more than the 40% combined federal and state tax rate that you refer to in Note 4c.

Response: The Company has corrected the pro forma provision for income taxes to the 40% combined federal and state tax rate.

Note 5. Earnings Per Share, page 179

30.	Please expand your disclosures to better explain what the 1347 Capital outstanding rights converted at merger represent, including what rights are being referred to, how the exchange ratio was determined and where this conversion is reflected on your pro forma balance sheet.

Response: The Company has revised the disclosure on page 173 to explain that the rights to be converted at the time of the Business Combination represent the rights that were originally issued as part of the units issued in the Company’s initial public offering, and to explain the related accounting in the pro forma financial information.

Financial Statements for 1347 Capital Corp.

Note 8. Subsequent Events, page F-13

31.	Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response: The Company has considered the guidance in ASC 855-10-50-1, which was amended by ASU 2010-09. Pursuant to such amendment, the guidance in ASC 855-10-50-1 only applies if an entity is not an SEC reporting company. The Company respectfully submits that such disclosure is not required in the subsequent events footnote because the Company is an SEC reporting company.

May 19, 2016 Page 11

Financial Statements for Limbach Holdings LLC and Subsidiaries

Note 2. Significant Accounting Policies

Revenues and Cost Recognition, page F-21

32.	Please disclose the amount of your accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2.

Response: The disclosure under “Revenues and Cost Recognition” on page F-33 has been revised to include the amount of Limbach’s accrual for anticipated losses on contracts as of December 31, 2015 and December 31, 2014, along with the amount(s) included in each balance sheet line item.

Self-Insurance, page F-22

33.	Please disclose your stop loss limits associated with each risk you are self-insured for, including, but not limited to, worker´s compensation, medical and dental insurance.

Response: The disclosure under “Self-Insurance” on page F-34 has been revised to include Limbach’s stop loss limits associated with medical, dental, and workers’ compensation and general liability claims.

Joint Ventures, page F-24

34.	You indicate that you apply the equity method of accounting as defined in ASC 323 to account for your joint ventures. You also indicate that all revenues and expenses and the related contract assets and liabilities related to Limbach’s sub-contract are recorded within your statement of operations and balance sheet, similarly to any other construction project. Please address the following:

•	Please help us better understand how you are applying the equity method pursuant to ASC 323-10-35 as it does not appear that you are recognizing your share of the earnings or losses of the investment. Rather it appears that you are just recording revenues related to subcontracts that you enter into related to the joint venture;
•	Please tell us how these joint ventures are reflected on your financial statements for each period presented by telling us the specific line items and corresponding amounts reflected in each line item; and
•	Please separately present the earnings related to this equity method investment separately in your determination of cash flows from operating activities pursuant to ASC 230-10-45-28. Alternatively, please provide us with your provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N which separately deals with the presentation of these earnings amounts from the advances to joint ventures amounts reflected in investing activities.

May 19, 2016 Page 12

Response: The Company and Limbach respectfully submit that, as discussed under “Significant Accounting Policies – Joint Ventures” on page F-36, because Limbach and its applicable joint venture partner separately enter into their own sub-contracts with the joint venture itself for each party’s respective portion of the work, Limbach’s share of the earnings or losses of the investment is designed to be minimal. This is because the joint venture has passed the risk and rewards to each joint venture partner based upon the scope of the work each joint venture partner will provide.  Similarly, Limbach’s joint ventures do not advance any cash to any of the subcontracting parties for applicable projects. Accordingly, there were no earnings to apply in the periods presented pursuant to ASC 323-10-35 or effect on cash flows from operating activities pursuant to ASC 230-10-45.

Note 12. Commitments and Contingencies

Legal, page F-33

35.	You are engaged in administrative proceedings, arbitrations, and litigation with owners, general contractors, suppliers, and other unrelated parties, all arising in the ordinary course of business. You indicate that typically, the results of these actions will not have a material adverse effect on your financial position, results of operations, or cash flows. It is not clear what your assessment was of outstanding matters as of the date of the financial statements pursuant to ASC 450, including if you determined that these matters will not have a material adverse effect on your financial position, results of operations, or cash flows. Please revise your disclosures accordingly.

Response: The disclosure under “Legal” on page F-45 has been revised to make clear that, in the opinion of management, the disposition or ultimate resolution of currently known claims and lawsuits will not have a material adverse effect on Limbach’s consolidated financial position, results of operations or cash flows.

Item 22. Undertakings, page II-4

36.	Please include the undertakings required by Item 512(a) of Regulation S-K, which applies to all offerings made in reliance on Rule 415.

Response: The Company has included the undertakings required by Item 512(a) of Regulation S-K.

May 19, 2016 Page 13

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Amendment No. 1.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein